

August 6, 2025

María del Carmen Bonilla Rodríguez
Deputy Undersecretary for Public Credit
United Mexican States
Insurgentes Sur 1971
Torre III, Piso 7
Colonia Guadalupe Inn
México, Ciudad de México 01020

> **Re: United Mexican States**
> **Draft Registration Statement under Schedule B**
> **Submitted July 11, 2025**
> **CIK No. 0000101368**
>
> **Form 18-K for fiscal year ended December 31, 2024**
> **Filed June 20, 2025, amended July 2, 2025 and July 22, 2025**
> **File No. 333-03610**

Dear María del Carmen Bonilla Rodríguez:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form 18-K for Fiscal Year Ended December 31, 2024, Exhibit 99.D

Principal Sectors of the Economy
PEMEX, page D-78

1.	We note your disclosure on page D-79 that, "In 2024, the Government contributed approximately Ps. 156.5 billion to PEMEX ... The PEMEX 2025 budget contemplates a financial balance of Ps. 248.7 billion, including a capital contribution from the

Mexican Government of Ps. 136.2 billion for debt amortization." Please disclose the total amount of capital contribution budgeted from the Mexican Government to PEMEX in 2025.

2.    We note your disclosure that, "Effective as of March 19, 2025 ... PEMEX was transformed from a productive state-owned company into a state-owned public company. For more information, See 'Recent Developments ... Electric Power.'" Please provide more information on the differences between the two legal structures and the reasons for the change in ownership structure. Please include, for example, information on any changes in being subject to bankruptcy protection under Mexican law.

3.    We note your disclosure on page D-79 that "the Government has further supported the measure outlined in the Program ... through various tax and credit deferrals." The disclosure also indicates that, since 2019, there has been a reduction in Profit-Sharing Duty with reduced percentages. In addition, it states that, "The new tax regime ... is expected to generate savings of Ps. 50.0 billion ..." Either in this section or the Revenues section on page D-134, and to the extent material, please discuss and quantify the impact of the tax and credit deferrals upon Mexico's budgetary revenues within a reasonable time period.

Performance, page D-80

4.    We note your disclosure that, "Recent Information regarding the financial condition of PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on April 29, 2025 ..." We also note the highlighted disclosures under the subheading "Performance" on page D-80. Given the significance of PEMEX's operations and financial condition on Mexico's budget, revenues and expenses, please include a discussion and analysis of PEMEX's financial condition and results of operations in Mexico's Form 18-K. This discussion should include an analysis of the PEMEX's ability to generate and obtain adequate amounts of cash to meet its requirements and, to the extent appliable, please identify any known trends that are reasonably likely to result in PEMEX's liquidity increasing or decreasing in a material way.

Revenues and Expenditures
Budgetary Revenues, page D-134

5.    In the narrative to Table No. 63 – Public Sector Budgetary Revenues, please describe the amount of tax revenue received from PEMEX.

Government Agencies and Enterprises
Table 66 - Principal Government Parastatal Agencies, State-Owned Public Companies and Enterprises at December 32, 2024, page D-143

6.    We note the column for Total Assets. Please include a column for total liabilities of the listed entities.

7.    We note the column Contribution or Expense to Primary Balance and the footnote to that column, "Surplus after Government transfers, less interest payments." Please describe in the narrative to the table how the U.S. $8,155.8 million was calculated.

For example, please reconcile with the public sector budgetary expenditures for PEMEX in Table No. 65 and the public sector budgetary revenues in Table No. 63 or advise.

## Public Debt, page D-144

8.      Please confirm that PEMEX's external public debt is not included in the tables in this section and, if not, please advise why it is omitted. We note that Table No. 68 – Gross and Net Internal Debt of the Public Sector includes gross debt of PEMEX. We further note the disclosure in Table No. 65 – Public Sector Budgetary Expenditures includes a separate line item for interest for PEMEX as a budgetary expenditure.

## Form 18-K/A filed on July 22, 2025
## Exhibit 99-1, page E-1

9.      To the extent material, please disclose the amount of contributions paid by the Mexican Government to PEMEX in the first quarter or longer period in 2025 and explain the reasons for the contribution. If this amount differs from the amount budgeted by the Mexican Government to contribute to PEMEX in 2025, please explain.

10.     Please revise or advise to describe the Luxembourg special purpose vehicle (SPV) in more detail. For example, please describe the type of organization and whether the Mexican Government, or through the Ministry of Finance and Public Credit, will hold all of the equity ownership of the SPV. Please describe if the Mexican Government will also manage the SPV and, if not, please explain. In addition, if applicable, please describe whether the SPV will have any other purpose other than to issue pre-capitalized securities (P-Caps) and purchase eligible assets such as U.S. Treasuries and related securities and Mexico's notes 2030 upon the occurrence of certain events.

11.     We note that the Mexican Government is executing the offering of P-Caps that are redeemable by the SPV for cash in 2030. Please briefly disclose the how the redemption price for the P-Caps will be determined in 2030. Please also disclose the terms of the P-Caps such as any interim interest or return to investors and whether the P-Caps are redeemable at the option of the investors. In addition, please describe the offering of the securities such as when it occurred, the amount of securities sold, the amount of proceeds raised, and the class of persons to whom the securities were sold.

12.     We note that concurrently with the issuance of the P-Caps, Mexico will enter into a facility agreement with SPV pursuant to which the Eligible Assets will be delivered to PEMEX under a lending agreement. We also note that under the Facility Agreement, Mexico must transfer all principal and interest payments on the Eligible Assets to SPV or return the Eligible Assets to SPV. Please explain how this term is consistent with title to the Eligible Assets passing from the SPV to PEMEX which will then transfer the Eligible Assets and title to certain banks pursuant to repurchase agreements.

13.     If the credit facility agreement has been entered with the term that obligates Mexico to sell to SPV an aggregate of its notes due 2030 at face value of the outstanding P-Caps, please advise whether these notes would be registered or sold pursuant to an

exemption. We may have further comment.

14. Please disclose all of the consideration under the GMSLA that the SPV will receive in lending the Eligible Assets to PEMEX excluding Mexico's obligation under the facility agreement to deliver its 2030 Notes to SPV upon the occurrence of certain events.

15. Please disclose the amount and terms of the repurchase agreement. For example, please disclose the amount of the payment to PEMEX by the Banks for the Eligible Assets and the amount of the repurchase for PEMEX including the timeframe in which the repurchase will occur.

General

16. We note the disclosure in PEMEX' Form 20-F for the fiscal year ended December 31, 2024, on page 13 that, "To service our debt, we have relied and may continue to rely on a combination of ... capital contributions from the Mexican Government ... These contributions represented an important source for the payment of our debt during 2024." Please discuss Mexico's public debt, internal and external, that is used to support the financial operations of PEMEX. If possible, please disclose recent historical amounts as reasonable, along with future amounts to be raised, if known.

Please contact Samuel Kluck at 202-551-3233 or Michael Coco at 202-551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance